ABOUT OUR COMPANY

   Davis Water & Waste Industries, Inc. manufactures and markets products relating to the distribution of water and the treatment of water and wastewater. The Company markets a broad line of water distribution equipment and supplies, including underground pipe, pipe fittings, valves, fire hydrants, water meters and related equipment, and believes that it is the largest distributor of water distribution equipment and supplies in the Southeast, based on annual sales of such products. The Company also designs, engineers, manufactures, sells and installs water and wastewater treatment and pumping equipment. From humble beginnings, Davis has grown from a small regional company to become a New York Stock Exchange listed company with over 670 employees nationwide. Its mission is to meet the growing demand for clean water into the 21st Century.

   Financial Highlights

                                                             Year Ended April 30,
                                                -----------------------------------------------
    (In thousands, except share data,
    percentages and ratios)
    FOR THE YEAR                                       1995            1994              1993
    --------------------------------------      -----------------------------------------------
    Net sales................................        $215,649        $202,621          $190,990
    Net income (loss) before the cumulative
     effect of the change in the method of
     accounting for income taxes.............        $  3,448       ($  5,340)         $    194
    Cumulative effect of the change in the
     method of accounting for income taxes...        $      0        $      0          $    459
    Net income (loss)........................        $  3,448       ($  5,340)         $    653
    Net income (loss) per share before the
     cumulative effect of the change in the
     method of accounting for income taxes...        $   1.06       ($   1.64)         $   0.06
    Cumulative effect per share of the change
     in the method of accounting for income
     taxes...................................        $   0.00        $   0.00          $   0.14
    Net income (loss) per share..............        $   1.06       ($   1.64)         $   0.20
    Cash dividends per share.................        $   0.08        $   0.00          $   0.00
    Net income (loss) as a percentage of
     beginning stockholders' equity..........           15.5%          (19.3%)             2.4%


    AT YEAR-END
    ----------------------------------------
    Total assets.............................        $ 81,536         $ 82,085         $ 79,341
    Working capital..........................        $ 30,594         $ 31,731         $ 33,782
    Stockholders' equity.....................        $ 25,332         $ 22,309         $ 27,635
    Stockholders' equity per share...........        $   7.77         $   6.83         $   8.50

    TABLE OF CONTENTS
    About Our Company.........................................   1
    Financial Highlights......................................   1
    Letter to Stockholders....................................   2
    Review of Operations......................................   3
    Selected Consolidated Financial Data......................   6
    Management's Discussion and Analysis Financial Condition
     and Results of Operations................................   8
    Consolidated Financial Statements.........................  15
    Directors and Executive Officers..........................  30
    Stockholder Information...................................  31
    List of Locations.........................................  32

   TO OUR STOCKHOLDERS:

         Fiscal 1995 was a record year in both sales and net profit. Sales for fiscal 1995 were $215,649,362, up 6.4% from fiscal 1994. Net income was $3,448,227 as compared to a net loss of $5,340,258 for fiscal 1994. On a per share basis, net income was $1.06 as compared to net loss of $1.64 in fiscal 1994.

         The Distribution Group's net sales for fiscal 1995 increased by $22,393,842, or 15.5% over fiscal 1994. The increased sales of the Distribution Group are attributed to the improvement in the economy and its positive effects on commercial and residential land development. The Distribution Group is currently in the process of opening two new locations, one in Florida and the other in the Atlanta area to capitalize on the improvement in the economy and the increased demand for the Company's products. Sales of the Water Treatment Group were down for fiscal 1995 compared to fiscal 1994 as a result of the shutdown of the Turbitrol Company, a division of The Taulman Company. However, the remaining operations in the Water Treatment Group recorded an increase in net sales for fiscal 1995 of $4,585,158, or 10.8%. The Water Treatment Group's backlog for fiscal 1995 has declined compared to fiscal 1994 levels due to the shutdown of Turbitrol, but increased bookings for the first two and a half months of fiscal 1996 indicate that the Water Treatment Group's backlog should return to a strong level by mid year.

         As a result of the Company's improved performance during the first two quarters of fiscal 1995, the Board of Directors approved a semi-annual cash dividend of eight cents ($0.08) per share which was paid during the third quarter of fiscal 1995. Also, as a result of subsequent improvements in the Company's financial position, the Board of Directors approved a second semi-annual cash dividend in the amount of fourteen cents ($0.14) per share, which was paid on July 3, 1995 to shareholders of record on June 26, 1995. The payment of the two semi-annual cash dividends reflects our continuing strong operating results, our confidence in the future, and the Company's dedication to enhancing shareholder value.

         All of us at Davis Water & Waste are proud of our record year in fiscal 1995 and excited about the new year. Management is optimistic that fiscal 1996 will be even better than fiscal 1995, and all current indications tend to confirm this. Housing starts are much improved and interest rates are not expected to increase, as indicated by the June 6, 1995 reduction announced by the Federal Reserve.

         Management of your Company is dedicated to maximizing the return on stockholders' equity through outstanding service to our customers, efficient control of costs and margins, internal growth, and sensible acquisitions. Management extends sincere appreciation to our customers, our dedicated employees and our loyal stockholders for their support and contribution to the Company's success. We look forward with you to the continuing improvement in the Company's performance and financial results during fiscal 1996.


   R. Doyle White



   Chairman of the Board,
   President and Chief Executive Officer

   REVIEW OF OPERATIONS

         The Davis name has been associated with water for more than half a century. A family-owned Georgia business founded in 1938 to supply hardware for community waterworks was incorporated as Davis Water & Waste Industries, Inc. (the "Company" or "Davis") in 1956. The Company has subsequently expanded beyond its Southeast regional market to become a nationally-recognized supplier of water distribution products and water and wastewater treatment and pumping equipment. The Davis name was highlighted in 1987 when the Company listed its common stock on the New York Stock Exchange.

         Although the Company encountered a mild downturn in its net sales during fiscal 1992 and 1993, the Company has grown substantially since the early 1980's and reported record sales in fiscal 1995. This growth is attributable primarily to the implementation of an acquisition and expansion strategy during the mid - 1980's, which led to expansion into new markets and increased market share, and to the introduction of new water treatment products. The Company is cautiously optimistic that its performance in fiscal 1996 will reflect continued financial growth in conjunction with the continued improvements in the national economy.

         The Company generates the major portion of its revenues from its traditional business of marketing water distribution equipment and supplies, including underground pipe, pipe fittings, valves, fire hydrants and water meters. These products are purchased from numerous manufacturers for distribution through a network of 23 service center warehouses in 9 Southern and Western states. These products are sold principally to independent contractors, industrial customers, municipalities and other government agencies, and private utilities. The Company believes that it is the largest distributor of water distribution equipment and supplies in the Southeast, based on annual sales of such products.

         Davis also offers comprehensive, turnkey solutions to the growing public concern about water quality and wastewater treatment. The Company custom designs, manufactures and installs water and wastewater treatment equipment custom tailored for municipal and industrial use and distributes related materials that enable municipalities and industry to meet applicable health and water quality standards. Water treatment plants and wastewater systems that process up to five million gallons of water per day are among the large systems built by Davis at its Thomasville, Georgia facilities and sold throughout the United States by the Company's sales force and manufacturer's representatives. The Company also offers process materials that are used to control odor in municipal wastewater collection and treatment systems and other process materials that treat water and condition sludge for disposal. These products are distributed by the Company through its own sales force and manufacturer's representatives primarily to municipal and industrial customers.

         The following table illustrates the contributions to the Company's annual sales, operating income (loss), and assets attributable to regions of the United States served by the Company. Export sales are included in "Other."

                                                                       Operating
    (Dollars in thousands)           Net Sales                       Income (Loss)                         Assets
    -------------------------------------------------------------------------------------------------------------------
    Fiscal 1995:
      Southeastern            $131,569          61%              $4,236            73%            $65,787           81%
      Midwestern                33,777          16%               1,018            18%              7,911           10%
      Western                   12,717           6%                (860)          (15%)             1,819            2%
      Rocky Mountain            24,689          11%               1,056            18%              5,316            6%
      Other                     12,897           6%                 357             6%                703            1%
                              --------         ----              ------          -----            -------          ----
                              $215,649         100%              $5,807           100%            $81,536          100%
                              ========         ====              ======          =====            =======          ====
    Fiscal 1994:
      Southeastern            $123,452          61%             ($3,449)           41%            $62,398           76%
      Midwestern                32,236          16%              (1,602)           19%              7,914           10%
      Western                   17,130           8%                (361)            4%              5,822            7%
      Rocky Mountain            16,624           8%                 491            (6%)             5,248            6%
      Other                     13,179           7%              (3,474)           42%                703            1%
                              --------         ----             -------          -----            -------          ----
                              $202,621         100%             ($8,395)          100%            $82,085          100%
                              ========         ====             =======          =====            =======          ====
    Fiscal 1993:
      Southeastern            $115,354          60%              $1,272           326%            $62,521           79%
      Midwestern                29,746          16%                 116            30%              6,760            8%
      Western                   16,400           9%                (842)         (216%)             5,295            7%
      Rocky Mountain            13,503           7%                (197)          (51%)             3,873            5%
      Other                     15,987           8%                  41            11%                892            1%
                              --------         ----              ------          -----            -------          ----
                              $190,990         100%              $  390           100%            $79,341          100%
                              ========         ====              ======          =====            =======          ====

         The Company's export sales in fiscal 1995, 1994 and 1993 totaled $1,120,000, $1,776,000, and $5,003,000, respectively. Export sales consisted principally of water and wastewater treatment equipment and were made primarily in Canada, Mexico, and Puerto Rico.

         Various divisions of the Company offer a wide variety of specialized products and services that contribute to the overall performance of the Company. A few examples of the specialized products and services provided by these divisions are noted below.

   Water Distribution Equipment and Supplies

              The Distribution Group distributes a broad line of water distribution equipment and supplies. These products include underground pipe, pipe fittings, valves, fire hydrants, water meters and related products. The Distribution Group operates 23 Service Centers and handles more than 20,000 products from over 3,000 vendors. The Company's estimated 20,000 customers consist of municipal and other government agencies, private utilities, industrial companies, and independent contractors. The products are used by customers in their water distribution infrastructure systems for maintenance and repair, upgrading, and construction of new facilities.

              To assist its customers' response to the increasing need to lower costs, the Distribution Group has instituted several technology initiatives, including:

               An integrated management information system
               A part number interchange program
               An on-line order information system
               A job materials management system

              These systems consist of microcomputers containing the Distribution Group's proprietary software installed at the customer's location. Using dial up capabilities to the nearest Distribution Group location, the customer is then connected by high speed telecommunication lines to the appropriate Distribution Group database. The customer has immediate access to information which assists the customer in reducing procurement costs.

              The increased application of technology, along with a focused effort to better identify customer needs and provide solutions to reduce customers' total cost, is designed to increase the Company's value to the customer and thereby increase the Company's market share.

              The Company believes that it is the only national distribution company focused entirely on water related infrastructure equipment and supplies.

   Water and Wastewater Treatment and Pumping Equipment

              The Davis Industrial Waste Systems Group within the DAVCO division provides its industrial customers with a turnkey treatment system to assist in complying with the EPA requirement that contami-nants be reduced in wastewater to approximately the strength of typical domestic sewage before it reaches a municipal treatment facility. Davis IWS also provides advanced and secondary treatment systems for direct and indirect discharges. In addition, construction management services, plant operations and maintenance, and treatability/pilot studies are offered by Davis IWS.

              The DAVCO division builds advanced wastewater treatment systems on site which are able to meet the most stringent environmental requirements, including biological nutrient removal systems. DAVCO also builds a tertiary wastewater treatment system, the discharge from which can be used in such applications as golf course irrigation, thereby reducing the demand for potable water.

              The Davis-EMU Group within the DAVCO division sells submersible pumps, mixers and aerators designed and built by the German company EMU Unterwasserpumpen. This equipment is used to pump, mix and aerate wastewater. Davis-EMU is a major supplier of submersibles for large municipal projects in the United States.

              The Davis Process division manufactures, distributes and supplies a variety of technology based products, equipment and services used in the treatment and processing of water and wastewater. The products include ODOPHOS, a solution used for nutrient and hydrogen sulfide removal in wastewater treatment systems; BIOXIDE, a patented biochemical process for the treatment and prevention of hydrogen sulfide in wastewater collection systems; POLYSTAGE scrubbers, a patented line of multistage scrubbers and biofilter systems used primarily for the treatment of contaminated air and vapors generated in collection and treatment systems; and ALKA-PRO, a patented biological process control system for the effective and efficient control of biological treatment processes. Additionally, the Davis Process division provides full service environmental and potable water laboratory analysis, product storage and feed systems, maintenance services and odor surveys.

              The Davis Composting and Residuals Management Group designs, manufactures and markets equipment, processes and service for the treatment and beneficial reuse of water and wastewater residuals. The demand for these products and services has increased significantly in recent years in response to new Environmental Protection Agency regulations related to the processing and beneficial reuse of wastewater residuals. Davis has the largest installed base of residuals compost systems in North America. In addition to residuals compost systems, this group also supplies lime stabilization systems, residuals driers and residuals management services. This complete line of products and services enables Davis to provide our customers with the most efficient and effective solutions to their residual processing needs.

   Selected Consolidated Financial Data

                                                            Year Ended April 30,
                                 ----------------------------------------------------------------------------------
    (In thousands, except share
    data, percentages and ratios)
    FOR THE YEAR                         1995             1994             1993             1992             1991
    ---------------------------  ----------------------------------------------------------------------------------
    Net sales.................         $215,649         $202,621         $190,990         $186,719         $203,983
    Income (loss) before
     income taxes and the
     cumulative effect of the
     change in the method of
     accounting for income
     taxes...................          $  5,807        ($  8,395)        $    390        ($  1,250)       ($  1,401)
    Net income (loss) before
     the cumulative effect of
     the change in the method
     of accounting for income
     taxes....................         $  3,448        ($  5,340)        $    194        ($    844)       ($  1,239)
    Cumulative effect of the
     change in the method of
     accounting for income
     taxes....................         $      0         $      0         $    459         $      0         $      0
    Net income (loss).........         $  3,448        ($  5,340)        $    653        ($    844)       ($  1,239)
    Net income (loss) per
     share before the
     cumulative effect of the
     change in the method of
     accounting for income
     taxes...................          $   1.06        ($   1.64)        $   0.06        ($   0.26)       ($   0.38)
    Cumulative effect per
    share of the change in
     the method of accounting
     for income taxes.........         $   0.00         $   0.00         $   0.14         $   0.00         $   0.00
    Net income (loss) per
     share....................         $   1.06        ($   1.64)        $   0.20        ($   0.26)       ($   0.38)
    Cash dividends per share           $   0.08         $   0.00         $   0.00         $   0.10         $   0.29
    Average shares outstanding            3,261            3,261            3,265            3,266            3,270
    Gross margin as a
     percentage of net
     sales....................            14.8%            14.8%            16.5%            15.5%            15.5%
    Net income (loss) as a
     percentage of net
     sales....................             1.6%            (2.6%)            0.3%            (0.5%)            (.6%)
    Net income (loss) as a
     percentage of beginning
     stockholders' equity.....            15.5%           (19.3%)            2.4%            (3.0%)           (4.1%)

    AT YEAR-END
    --------------------------
    Total assets..............         $ 81,536         $ 82,085         $ 79,341         $ 82,402         $ 88,632
    Working capital...........         $ 30,593         $ 31,731         $ 33,782         $ 41,891         $ 43,767
    Current ratio.............             1.78             1.84             2.19             2.98             2.71
    Long-term debt, less
     current portion..........         $ 14,787         $ 19,425         $ 20,719         $ 30,051         $ 29,868
    Stockholders' equity......         $ 25,332         $ 22,309         $ 27,635         $ 27,089         $ 28,314
    Ratio of stockholders'
     equity to total
     liabilities..............              .45              .37              .53             .49               .47
    Stockholders' equity per
     share....................         $   7.77         $   6.83         $   8.50         $   8.30         $   8.68



   Selected Consolidated Financial Data

                                                            Year Ended April 30,
                                 ----------------------------------------------------------------------------------
    (In thousands, except share
    data, percentages and ratios)
    FOR THE YEAR                         1990             1989             1988             1987             1986
    ---------------------------  ----------------------------------------------------------------------------------
    Net sales.................         $193,280         $196,638         $165,182         $124,895         $101,354
    Income (loss) before
     income taxes and the
     cumulative effect of the
     change in the method of
     accounting for income
     taxes...................          $  1,761         $  5,699         $  5,465         $  4,806         $  3,389
    Net income (loss) before
     the cumulative effect of
     the change in the method
     of accounting for income
     taxes....................         $  1,035         $  3,433         $  3,352         $  2,525         $  1,716
    Cumulative effect of the
     change in the method of
     accounting for income
     taxes....................         $      0         $      0         $      0         $      0         $      0
    Net income (loss).........         $  1,035         $  3,433            3,352         $  2,525         $  1,716
    Net income (loss) per
     share before the
     cumulative effect of the
     change in the method of
     accounting for income
     taxes...................          $   0.32         $   1.05         $   1.03         $   0.87         $   0.60
    Cumulative effect per
    share of the change in
     the method of accounting
     for income taxes.........         $   0.00         $   0.00         $   0.00         $   0.00         $   0.00
    Net income (loss) per
     share....................         $   0.32         $   1.05         $   1.03         $   0.87         $   0.60
    Cash dividends per share..         $   0.28         $   0.28         $   0.17         $   0.12         $   0.09
    Average shares outstanding            3,279            3,272            3,245            2,888            2,873
    Gross margin as a
     percentage of net sales..            14.1%            14.6%            13.7%            15.6%            13.8%
    Net income (loss) as a
     percentage of net sales..             0.5%             1.7%             2.0%             2.0%             1.7%
    Net income (loss) as a
     percentage of beginning
     stockholders' equity.....             3.4%            12.5%            17.7%            15.0%            11.2%

    AT YEAR-END
    --------------------------
    Total assets..............         $ 70,295         $ 62,890         $ 60,031         $ 44,296         $ 39,288
    Working capital...........         $ 41,133         $ 36,622         $ 30,429         $ 19,318         $ 18,672
    Current ratio.............             3.31             3.30             2.52             2.11             2.30
    Long-term debt, less
     current portion..........         $ 18,152         $ 14,103         $ 10,548         $  5,694         $  5,889
    Stockholders' equity......         $ 30,430         $ 30,015         $ 27,401         $ 18,936         $ 16,868
    Ratio of stockholders'
     equity to total
     liabilities..............            0.76              0.91             0.84             0.75             0.75
    Stockholders' equity per
     share....................         $  9.37          $   9.29         $   8.51         $   6.61         $   5.87

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Overview

        During fiscal 1995, the Company reported a record year in both net sales and net income. The Company recorded net income of $3,448,000 or $1.06 per share for fiscal 1995 compared to a net loss of $5,340,000 or $1.64 per share for fiscal 1994 and net income of $653,000 or $ .20 per share for fiscal 1993. The Company's net sales for fiscal 1995 were $215,649,000, an increase of $13,028,000, or 6.4%, compared to fiscal 1994 net sales of $202,621,000. Fiscal 1994 net sales reflected a 6.1% improvement over fiscal 1993 net sales of $190,990,000. The improved results for fiscal 1995 compared to fiscal 1994 are due to improved performance by the Company's water distribution business, which reflects the improvement in the economy nationwide, and the shutdown of The Turbitrol Instrumentation and Controls of The Taulman Company ("Taulman") late in fiscal 1994. The results for fiscal 1994 compared to fiscal 1993 reflect the writedown of the Company's investment in Taulman to its realizable value and the establishment of a reserve for the shutdown of the Turbitrol division of Taulman. The adjustment for the write down and reserve resulted in an $8,895,000 pre-tax charge in fiscal 1994. Excluding the writedown and shutdown adjustment, the results for fiscal 1994 would have reflected net income of $499,000 before taxes.

   Net sales

        Net sales for fiscal 1995 increased 6.4% as compared to fiscal 1994, while fiscal 1994 net sales increased 6.1% as compared to fiscal 1993. Set forth below is sales information for the past three fiscal years regarding the Company's principal product classes:

                                                                        Year Ended April 30,
                                -------------------------------------------------------------------------------------------------
                                               1995                              1994                              1993
                                -------------------------------------------------------------------------------------------------
    (Dollars in thousands)            Amount          Percent           Amount          Percent           Amount          Percent
    --------------------------       --------         -------          --------         -------          --------         -------
    Water distribution equipment
    and supplies:
     Pipes and fittings.......       $ 92,862           43%            $ 76,197           38%            $ 67,317           35%
     Valves, hydrants, water
      meters and accessories..         73,960           34%              68,231           34%              58,930           31%
                                     --------         ------           --------         ------           --------         ------
                                      166,822           77%             144,428           72%             126,247           66%
                                     --------         ------           --------         ------           --------         ------
    Water and wastewater
    equipment:
     Treatment equipment.....          20,721           10%              33,013           16%              42,836           22%
     Pumping equipment.......           6,234            3%               6,678            3%               6,391            4%
     Process materials and
      services...............          21,872           10%              18,502            9%              15,516            8%
                                     --------         ------           --------         ------           --------         ------
                                       48,827           23%              58,193           28%              64,743           34%
                                     --------         ------           --------         ------           --------         ------
    Total                            $215,649          100%            $202,621          100%            $190,990          100%
                                     ========         ======           ========         ======           ========         ======

        Net sales by the Company's water distribution business increased by 15.5% in fiscal 1995 as compared to fiscal 1994 and increased by 14.4% in fiscal 1994 when compared to fiscal 1993. The increase in net sales in each period is attributed to increased activity in the commercial and residential land development and construction markets as a result of the improvement in the national economy and the increased efforts by the Company's sales force to increase sales. This increased activity led to an increased demand for the Company's water distribution products, which resulted in both increased sales volume and generally higher per unit prices.

        Net sales by the Company's water and wastewater treatment business decreased by 16.1% in fiscal 1995 as compared to fiscal 1994 and decreased by 10.1% in fiscal 1994 as compared to fiscal 1993. The decrease in water and wastewater treatment sales for fiscal 1995 is a direct result of the Taulman shutdown in the fourth quarter of fiscal 1994. Operating results for fiscal 1995 exclude the operations of the Turbitrol division of Taulman. (See Note 2 of Notes to Consolidated Financial Statements.) Excluding the effects of the Taulman shutdown, net sales by the remainder of the water and wastewater treatment business increased by 10.8% in fiscal 1995 as compared to fiscal 1994. The increase in net sales was due to the improvement in the economy, which increased the volume of products sold. The decrease in water and wastewater treatment sales for fiscal 1994 as compared to fiscal 1993 is a direct result of reduced sales by Taulman in fiscal 1994.

        Management is cautiously optimistic that sales of distribution products will increase in fiscal 1996 due to anticipated continued improvement in the economy, the land development and construction markets in particular, from lower long-term interest rates.

   Cost of products sold

        The gross profit margin (the difference between net sales and cost of products sold expressed as a percentage of net sales) was 14.8% for both fiscal 1995 and fiscal 1994 and was 16.5% for fiscal 1993. The gross profit margin for fiscal 1995 as compared to fiscal 1994 remained unchanged, although the gross profit margin for fiscal 1995 excluded the operating results of the Turbitrol division of Taulman.

        The overall decrease in the margin for fiscal 1994 as compared to fiscal 1993 was attributable primarily to a decrease in Taulman's gross profit margin to 8.9% in fiscal 1994 from 24.9% in fiscal 1993. During fiscal 1993, the gross profit margin included the settlement of a claim by the Company against the former stockholders of Taulman which resulted in a $495,000 reduction in cost of products sold during fiscal 1993. This served to reimburse the Company for cost overruns on long-term contracts which the Company had previously recognized during fiscal 1991 and fiscal 1992. (See Note 8 of Notes to Consolidated Financial Statements.)

   Selling, general and administrative expenses

        When measured as a percentage of net sales, selling, general and administrative expenses were 11.4%, 14.0%, and 15.7% for fiscal 1995, 1994 and 1993, respectively. The decrease in selling, general and administrative expense as a percentage of net sales for fiscal 1995 as compared to fiscal 1994 is attributed to the 6.4% increase in sales and a $3,978,000 decrease in expenses. The decrease in expenses is primarily due to the exclusion of the operating results of Taulman from the fiscal 1995 operating results and management's continuing efforts to reduce costs where possible.

        The decreased selling, general and administrative expenses as a percentage of net sales for fiscal 1994 as compared to fiscal 1993 is due primarily to the high cost associated with relocating the Company's distribution centers to more profitable markets during fiscal 1993.

   Interest expense

        Interest expense increased by 6.6% in fiscal 1995 as compared to fiscal 1994 and decreased by 11.5% in fiscal 1994 as compared to fiscal 1993. The increase from fiscal 1994 to fiscal 1995 was due primarily to an increase in the average borrowing rate, despite a decline in the average amount of long-term and short-term debt. During fiscal 1995, the Company's average borrowing rate increased 160 basis points, or 25.4%, while average borrowings declined by $3,482,000, or 16.5%, when compared to fiscal 1994. The increase in the average borrowing rate was due to higher rates which were established in connection with a renegotiation of the Sun Bank revolving loan agreement during fiscal 1994. (See Note 4 of Notes to Consolidated Financial Statements). The decrease in average borrowings from fiscal 1995 to fiscal 1994 was a result of management's continued efforts to control inventories and improvements in average days to collect accounts receivable.

        The 11.5% decrease in interest expense from fiscal 1993 to fiscal 1994 was due to a $5,372,000, or 20.2%, decline in average borrowings, despite an increase of 80 basis points, or 14.5%, in the Company's average borrowing rate. The reasons for the decline in average borrowings in fiscal 1994 were the same as in fiscal 1995.

        Management believes that the Company's fiscal 1996 interest expense will decrease slightly from 1995 levels based on a reduction in the Company's average borrowing rate as a result of an amendment in June 1995
   to the Company's revolving loan agreement with Sun Bank.   (See Note 4 of
   Notes to Consolidated Financial Statements.)

   Provision (benefit) for income taxes

        The effective income tax provision (benefit) rates for fiscal 1995, 1994 and 1993 were 40.6%, (36.4%) and 50.3%, respectively. The effective tax rate for fiscal 1995 was higher than the federal statutory rate due to the impact of state income taxes and an increase in the nondeductible portion of meals and entertainment expenses. The Omnibus Budget Reconciliation Act of 1993 ("OBRA"), which was enacted on August 10, 1993, raised the statutory corporate income rate from 34% on taxable income in excess of $10,000,000 and limited deductibility of meals and entertainment expenses. Based upon OBRA's enactment date, OBRA did not impact fiscal 1994 results of operations, but by limiting the deduction of meals and entertainment costs, OBRA increased income tax expense during fiscal 1995 by approximately $89,000, or $.03 per share.

        The effective tax rate (benefit) for fiscal 1994 was higher than the federal statutory rate due to the additional state income tax benefit, which was somewhat offset by the nondeductible portion of meals and entertainment expenses. The effective rate for fiscal 1993 was higher than the federal statutory rate due to the nondeductible portion of meals and entertainment expenses.

        In the second quarter of fiscal 1994, the Company agreed to a settlement with the Internal Revenue Service ("IRS") in connection with its examination of the Company's federal income tax returns for the four years ended April 30, 1992. The IRS adjustments related principally to the timing of recognition of certain expense items for tax purposes. The aggregate amount allocated to various identifiable intangible assets and their weighted average lives were not significantly changed. The effects of these adjustments did not materially impact the Company's results of operations or financial position.


   LIQUIDITY AND CAPITAL RESOURCES

        The primary sources of liquidity for the Company are funds generated internally from operations and bank borrowings. Set forth below for the past three years is information regarding the sources and amounts of internally generated funds:

                                               Year Ended April 30,
                                 ---------------------------------------------
   (In thousands)                            1995        1994          1993
   --------------------------    ---------------------------------------------
   Net income (loss)............            $3,448      ($5,340)      $  653
   Depreciation and amortization             2,110        2,689        3,188
   Deferred taxes...............              (430)      (4,536)        (844)
   Taulman reserve..............            (1,480)       8,895            0
                                           --------     --------      -------
                                            $3,648       $1,708       $2,997
                                           ========     ========      =======


        When internally generated funds have been insufficient to support operations, capital expenditures and acquisitions, the Company has been able to borrow funds to meet its needs.

        At April 30, 1995, the Company had $18,890,000 of available borrowing capacity under its revolving loan agreement with Sun Bank. These available funds, together with a cash balance of approximately $3,746,000, placed the Company's potential cash availability at $22,636,000 as of April 30, 1995.
   As of June 15, 1995, the Company's available borrowing capacity under its Revolving Loan Agreement was reduced by $2,000,000. ( See Note 4 of Notes to Consolidated Financial Statements.) Management believes that the Company's internally generated funds and the amount available under the revolving term loan agreement are sufficient to support its activities for the foreseeable future. At the present time, the Company has no commitments for significant capital expenditures or acquisitions of other businesses.




        The Company's working capital decreased in fiscal 1995 by $1,138,000 when compared to fiscal 1994. The decrease in working capital was due primarily to an increase in accounts payable of $2,921,000 offset by a decrease in inventories of $1,748,000. The Company's working capital decreased in fiscal 1994 by $2,051,000 when compared to fiscal 1993. This decrease in working capital was due primarily to an increase in accounts payable and other accrued liabilities totaling $9,231,000. The major component of the increase in other accrued liabilities was the $5,987,000 reserve established for the shutdown of the Turbitrol Division of Taulman.
   (See Note 2 of Notes to Consolidated Financial Statements). Set forth below is the Company's working capital position and certain liquidity comparisons at the dates indicated:



                                                                    April 30,
                                         -------------------------------------------------------
         (In thousands)                          1995                 1994                 1993
         ------------------------------  -------------------------------------------------------
         Working capital...............        $30,593              $31,731              $33,782
                                               -------              -------              -------
         Cash..........................          3,746                2,100                1,352
         Accounts receivable, net......         39,795               39,158               38,100
         Inventories...................         18,778               20,526               18,076
                                               -------              -------              -------
                                                62,319               61,784               57,528


         Accounts payable..............        (24,158)             (21,237)             (17,715)
         Notes payable and current
          portion of long-term  debt...           (249)                (216)                (294)
                                               -------              -------              -------
                                               $37,912              $40,331              $39,519
                                               =======              =======              =======

         The two most significant tangible assets of the Company are accounts receivable and inventory. The Company measures the effectiveness of its accounts receivable management program by a calculation which estimates the number of days which it takes the Company to collect accounts receivable. For fiscal 1995, the Company's average number of days to collect its accounts receivable decreased 4.6 days as compared to fiscal 1994. The decrease in days outstanding in fiscal 1995 when compared to fiscal 1994 reflected in an increase in accounts receivable of only $637,000, or 1.6%, despite an increase in net sales of 6.4%. For fiscal 1994, the Company's average number of days to collect its accounts receivable decreased by 2.5 days as compared to fiscal 1993. The decrease in average days outstanding in fiscal 1994 when compared to fiscal 1993 is attributable to the $11,631,000 increase in sales with only a $1,058,000 increase in accounts receivable.

        The Company measures the effectiveness of its inventory management program by a calculation which uses average quarterly inventory amounts to estimate the number of times inventory turns on an annual basis. For fiscal 1995, the Company's inventory turns increased by half a complete turn when compared to fiscal 1994 and by over one complete turn when compared to fiscal 1993. The increase is due to management's efforts to maintain a lower level of inventory while continuing to ensure adequate product availability.


                                                            Year Ended April 30,
                                         ----------------------------------------------------
                                              1995                 1994                 1993
         ------------------------------  ----------------------------------------------------
         Average days to collect
          accounts receivable..........        61.0                 65.6                 68.1
         Inventory turns...............         9.2                  8.7                  7.9

        Average long-term and short-term borrowings decreased by $3,482,000, or 16.5%, during fiscal 1995 when compared to fiscal 1994. This decrease is due to the profitability of the Company, management's efforts to improve collection of accounts receivable and the Company's computerized inventory program which enables the Company to better manage its inventory levels and its purchasing program. The Company's average borrowing rate increased 160 basis points during fiscal 1995 when compared to fiscal 1994 due to higher rates under the Sun Bank revolving loan agreement. (See Note 4 of Notes to Consolidated Financial Statements.) The table below sets forth average borrowing balances and the average interest rate over the past three fiscal years.

                                                              Year Ended April 30,
                                         --------------------------------------------------------
         (Dollars in thousands)                  1995                 1994                 1993
         ------------------------------  --------------------------------------------------------
         Average long-term debt........        $17,146              $20,653              $26,513
         Weighted average interest rate            7.9%                 6.3%                 5.5%

         Average short-term borrowings.           $529                 $504                  $16
         Weighted average interest rate            6.7%                 4.4%                 5.2%


         The payment of cash dividends is approved by the Board of Directors and depends, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. Additionally, under the terms of the Company's line of credit with Sun Bank, any cash dividend payment must be approved by Sun Bank. During the third quarter of fiscal 1992, as a result of losses sustained by the Company, the Board of Directors elected to forego the payment of cash dividends. Due to improved operating results during fiscal 1995, the Board of Directors, with the approval of Sun Bank, elected to pay a cash dividend of $0.08 per share during the third quarter of fiscal 1995 and, with the approval of Sun Bank, paid a second cash dividend of $0.14 per share in the first quarter of fiscal 1996.

   SEASONALITY

        The Company typically experiences a seasonal downturn in the third fiscal quarter of each year. Harsh weather during the third fiscal quarter usually restricts construction activities in the Company's more northern and mountainous sales markets, thereby reducing the demand for the Company's products in these areas. This seasonality is normally reflected in reduced sales and earnings of the Company in the third quarter. Certain portions of the Company's sales markets, notably South Georgia, Florida, Texas, Arizona, Nevada and Southern California, are not significantly affected by the seasonal change. (See Note 10 of Notes to Consolidated Financial Statements.)

   IMPACT OF INFLATION

        Inflationary pressures were moderate over most of the past three years. To date, the Company has been able to offset most cost increases through periodic price increases, labor efficiencies and higher productivity.

   REPORT OF INDEPENDENT ACCOUNTANTS

   To the Board of Directors and Stockholders of DAVIS WATER & WASTE INDUSTRIES, Inc.

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of DAVIS WATER & WASTE INDUSTRIES, Inc. and its subsidiary at April 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

       As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.


   Price Waterhouse LLP
   Atlanta, Georgia
   June 16, 1995


   MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

        The consolidated financial statements included in this report were prepared by the Company in conformity with generally accepted accounting principles. Management's best estimates and judgments were used where appropriate. Management is responsible for the integrity of the financial statements and for other financial information included in this report. The financial statements have been audited by the Company's independent accountants, Price Waterhouse LLP. As set forth in their report, their audit was conducted in accordance with generally accepted auditing standards and formed the basis for their opinion on the accompanying financial statements. They evaluated the system of internal accounting controls and performed such tests and other procedures as they deemed necessary to reach and express an opinion on the fairness of the financial statements.

        The Company maintains a system of internal accounting controls which is designed to provide a reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. As a part of this process, the Company has an internal auditor who evaluates the adequacy and effectiveness of internal accounting controls.

        The Audit Committee of the Board of Directors is composed of Directors who are neither officers nor employees of the Company. The Committee meets periodically with management, the internal auditor and the independent accountants to discuss auditing, internal accounting control and financial reporting matters. The internal auditor and the independent accountants have full and free access to meet with the Audit Committee, with and without management being present.


   R. Doyle White                      Stan White
   Chairman of the Board,              Secretary/Treasurer
   President and Chief                 and Chief Financial Officer
   Executive Officer

   Consolidated Statement of Operations

                                                                               Year Ended April 30,
                                                ------------------------------------------------------------------------
    (In thousands, except share data)                          1995                     1994                      1993
    -----------------------------------------   ------------------------------------------------------------------------
    Net sales................................                $215,649                 $202,621                  $190,990
    Cost of products sold (Notes 3 and 8)....                 183,654                  172,654                   159,431
                                                             --------                 --------                  --------
    Gross profit margin......................                  31,995                   29,967                    31,559
    Selling, general and administrative                        24,483                   28,461                    30,000
    Interest expense.........................                   1,335                    1,252                     1,415
    Other income, net........................                     308                      246                       246
    Provision for Taulman shutdown and
     related intangible assets (Note 2)......                     678                    8,895                         0
                                                             --------                 --------                  --------
    Income (loss) before income taxes and the
     cumulative effect of the change in the
     method of accounting for income taxes...                   5,807                   (8,395)                      390
    Provision (benefit) for income taxes.....                   2,359                   (3,055)                      196
                                                             --------                 --------                  --------
    Net income (loss) before the cumulative
     effect of the change in the method of
     accounting for income tax...............                   3,448                   (5,340)                      194
    Cumulative effect of the change in the
    method of accounting for income taxes
     (Note 1)................................                       0                        0                       459
                                                             --------                 --------                  --------
    Net income (loss)                                        $  3,448                 $ (5,340)                 $    653
                                                             ========                 ========                  ========
    EARNINGS (LOSS) PER SHARE OF COMMON STOCK:

    Net income per share before the
     cumulative effect of the change in the
    method of accounting for income taxes..                     $1.06                   ($1.64)                    $0.06
    Cumulative effect of the change in the
    method of accounting for income taxes
     (Note 1)...............................                     0.00                     0.00                      0.14
                                                                -----                    -----                     -----
    Net income (loss) per share.............                    $1.06                   ($1.64)                    $0.20
                                                                =====                    =====                     =====
    Weighted average shares outstanding.....                3,261,351                3,260,608                 3,264,830

    (The accompanying notes are an integral part of these financial statements.)

   Consolidated Balance Sheet

                                                                                                          April 30,
                                                                           ----------------------------------------------------
    (In thousands, except share data)                                                         1995                        1994
    ----------------------------------------------------------             ----------------------------------------------------
    ASSETS
    Current assets:
     Cash and cash equivalents................................                             $  3,746                    $  2,100
     Accounts receivable, less allowance for doubtful accounts
      ($1,135 at April 30, 1995 and $1,338 at April 30, 1994).                               39,795                      39,158
     Inventories (Notes 1 and 3)..............................                               18,778                      20,526
     Prepaid expenses.........................................                                  631                         666
     Costs and estimated earnings in excess of billings on
      uncompleted contracts...................................                                1,097                         972
     Prepaid income taxes.....................................                                    0                          68
     Deferred income taxes (Note 6)...........................                                5,634                       5,837
                                                                                           --------                    --------
       Total current assets...................................                               69,681                      69,327
    Property, plant and equipment: (Notes 1 and 4)
     Land.....................................................                                1,040                       1,211
     Buildings and improvements...............................                                5,667                       6,482
     Manufacturing equipment..................................                                5,633                       5,340
     Transportation and office equipment......................                                8,066                       8,172
     Construction in progress.................................                                  295                          32
                                                                                           --------                    --------
                                                                                             20,701                      21,237
    Less-accumulated depreciation.............................                              (14,407)                    (13,674)
                                                                                           --------                    --------
                                                                                              6,294                       7,563
                                                                                           --------                    --------
     Other assets.............................................                                5,561                       5,195
                                                                                           --------                    --------
                                                                                           $ 81,536                    $ 82,085
                                                                                           ========                    ========

    LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
     Current portion of long-term debt (Note 4)....................                        $    249                    $    216
     Accounts payable..............................................                          24,158                      21,237
     Accrued salaries and commissions..............................                           3,735                       3,275
     Other accrued liabilities (Notes 2 and 5).....................                           8,883                       9,889
     Billings in excess of costs and estimated earnings on
      uncompleted contracts........................................                           1,449                       2,201
     Customer deposits.............................................                             614                         778
                                                                                           --------                    --------
      Total current liabilities....................................                          39,088                      37,596
                                                                                           --------                    --------
     Long-term debt, less current portion (Note 4).................                          14,787                      19,425
                                                                                           --------                    --------
     Deferred income taxes (Note 6)................................                             265                         898
                                                                                           --------                    --------
     Other accrued liabilities (Note 5)...........................                            2,064                       1,857
                                                                                           --------                    --------

     Commitments and contingent liabilities (Note 8)...............
     Stockholders' equity (Note 7)
      Common stock, $0.01 par value: 50,000,000 shares authorized;
      3,265,308 shares issued......................................                              33                          33
      Capital in excess of par value...............................                           9,788                       9,788
      Retained earnings............................................                          15,705                      12,539
                                                                                           --------                    --------
                                                                                             25,526                      22,360
     Treasury stock at cost-19,379 shares at April 30, 1995 and
      6,344 shares at April 30, 1994...............................                            (194)                        (51)
                                                                                           --------                    --------
                                                                                             25,332                      22,309
                                                                                           --------                    --------
                                                                                           $ 81,536                    $ 82,085
                                                                                           ========                    ========

    (The accompanying notes are an integral part of these financial statements.)

   Consolidated Statement of Changes in Stockholders' Equity

                                               Capital
                                                    in excess                                           Total
    (In thousands,                       Common       of par          Retained          Treasury      stockholders'
     except share data)                   stock        value           earnings          stock            equity
    ---------------------------           --------------------------------------------------------------------------
    Balance at April 30, 1992              $33         $9,788           $17,316           ($48)           $27,089

     Issuance of common stock
    in connection with
    employee benefit plans..                                                (47)           188                141
     Purchase of treasury
      stock...................                                                            (248)              (248)
     Net income...............                                              653                               653
                                           ---         ------           -------          -----            -------
    Balance at April 30, 1993               33          9,788            17,922           (108)            27,635

     Issuance of common stock
    in connection with
      employee benefit plans..                                              (43)           181                138
     Purchase of treasury
      stock...................                                                            (124)              (124)
     Net (loss)...............                                           (5,340)                           (5,340)
                                           ---         ------           -------          -----            -------
    Balance at April 30, 1994               33          9,788            12,539            (51)            22,309

     Issuance of common stock
      in connection with
      employee benefit plans..                                              (21)           122                101
     Purchase of treasury
      stock...................                                                            (265)              (265)
     Dividends paid, $0.08 per
      share...................                                             (261)                             (261)
     Net income...............                                            3,448                             3,448
                                           ---         ------           -------          -----            -------
    Balance at April 30, 1995              $33         $9,788           $15,705          ($194)           $25,332
                                           ===         ======           =======          =====            =======

    (The accompanying notes are an integral part of these financial statements.)

   Consolidated Statement of Cash Flows

                                                                       Year Ended April 30,
                                               ----------------------------------------------------------
    (In thousands)                                       1995                  1994                 1993
    -----------------------------------------  ----------------------------------------------------------
    OPERATING ACTIVITIES

    Net income (loss)........................          $  3,448              ($  5,340)           $   653
    Adjustments to reconcile net income
     (loss) to net cash provided by operating
     activities:
      Depreciation and amortization..........             2,110                  2,689              3,188
      Provision for Taulman shutdown and
       write off intangible assets...........            (1,480)                 8,895                  0
      Provision for doubtful accounts........               472                    665              1,731
      Loss (gain) on sale of assets..........                 0                     86               (335)
      Deferred income taxes..................              (430)                (4,536)              (385)
      Cumulative effect of the change in the
       method of accounting for income taxes                  0                      0               (459)
      (Increase) decrease in accounts
       receivable............................            (1,109)                (1,723)            (6,200)
      Decrease (increase) in inventories.....             1,748                 (2,450)             3,898
      (Increase) decrease in cost and
       estimated earnings in excess of
       billings..............................              (125)                   280              1,283
      (Increase) in other assets.............              (393)                   (15)               (50)
      (Decrease) increase in billings in
       excess of cost and estimated earnings.              (752)                    32                785
      Increase in accounts payable and
       accrued expenses......................             3,898                  4,290              7,168
                                                       --------               --------            --------
        Net cash provided by operating
         activities..........................             7,387                  2,873              11,277
                                                       --------               --------            --------

    INVESTING ACTIVITIES

    Purchase of property, plant and
     equipment...............................            (1,566)                  (837)               (883)
    Proceeds from sale of property, plant and
     equipment...............................               855                     70                 489
                                                       --------               --------            --------
      Net cash (used in) investing activities              (711)                  (767)               (394)
                                                       --------               --------            --------

    FINANCING ACTIVITIES

    Proceeds from revolving and long-term
     debt....................................            56,292                 54,549              56,380
    Principal payments made on debt..........           (60,897)               (55,921)            (67,734)
    Proceeds from sale of stock..............               100                    138                 141
    Purchase of treasury stock...............              (265)                  (124)               (248)
    Dividends paid...........................              (261)                     0                   0
                                                       --------               --------            --------
     Net cash (used in) financing activities             (5,030)                (1,358)            (11,461)
                                                       --------               --------            --------

    CASH

    Increase in cash during period...........             1,646                    748                (578)
    Cash and cash equivalents at beginning of
     year....................................             2,100                  1,352               1,930
                                                       --------               --------            --------
    Cash and cash equivalents at end of year           $  3,746               $  2,100            $  1,352
                                                       ========               ========            ========

    (The accompanying notes are an integral part of these financial statements.)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - APRIL 30, 1995, 1994, and 1993


   Note 1 - Description of Business and Summary of Significant Accounting
   Policies:

   DESCRIPTION OF BUSINESS

         The Company manufactures and markets products relating to the distribution and treatment of water.

   BASIS OF PRESENTATION

         The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiary, The Taulman Company. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the prior year statements have been reclassified to conform to the current year presentation.

   ACCOUNTS RECEIVABLE

         Accounts receivable at April 30, 1995 and 1994 include amounts under long-term contracts of approximately $4,060,000 and $8,503,000, respectively. Balances billed but not paid by customers pursuant to retainage provisions in long-term contracts will be due upon completion of the contracts and acceptance by the owner and aggregated approximately $2,216,000 and $2,735,000 at April 30, 1995 and 1994, respectively.
   Approximately $788,000 of these retention balances are expected to be collected during fiscal 1996, with the remainder to be collected during the following year.

   CONCENTRATION OF CREDIT RISK

         The Company grants credit to its customers, who are primarily involved in the construction and real estate industries, including independent contractors, developers, municipalities and industrial customers. To secure its interest in trade accounts receivable, the Company obtains bonds or liens where considered prudent. The majority of the Company's sales are made to customers located in the Southeast. Other important markets include Texas, California and the Rocky Mountain states.

   INVENTORIES

         Inventories are carried at the lower of cost (first-in, first-out) or market value.

   PROPERTY, PLANT AND EQUIPMENT

         Fixed assets are stated at cost. Depreciation is calculated using principally the straight-line method over the estimated useful lives of the assets. Expenditures for additions and improvements are charged to property accounts; maintenance and repairs are charged to expense. Upon retirement or sale, the cost of the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

         The approximate annual rates of depreciation are 4% to 14% for buildings and improvements, 14% to 20% for manufacturing equipment and 14% to 33 1/3% for transportation and office equipment.

   INTANGIBLE ASSETS

         Intangible assets resulting from the acquisition of certain assets and liabilities of Taulman were being amortized on a straight line basis over their estimated useful lives ranging from one to 40 years. As a result of the shutdown or reorganization of Taulman, these intangibles were written off (see Note 2).

   TREASURY STOCK

         Treasury stock is carried at cost determined using the first-in, first-out method. Any excess of cost over proceeds from re-issuance of treasury stock is charged to retained earnings; any excess of proceeds over cost is credited to retained earnings to the extent of any prior charges and thereafter credited to capital in excess of par.

   REVENUE

         Income from short-term contracts for the manufacture or installation of water and wastewater treatment and pumping equipment is recognized at time of shipment or when installation is completed, respectively. Income from long-term contracts for the manufacture of process equipment and control systems used in water and wastewater treatment facilities was recognized on the percentage-of-completion basis; however, revenues are no longer recognized in the Company's operations for these types of contracts due to the shutdown of Taulman. Income is recognized from the sale of water distribution equipment and supplies and process materials and supplies at the time of shipment. Commission income from the sale of products manufactured by others is recognized when the customer's order is shipped by the third party manufacturer.

   INCOME TAXES

         Effective May 1, 1992, the Company elected early adoption of SFAS No. 109, "Accounting for Income Taxes" (FAS 109). The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. Previously the Company deferred the past effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. The cumulative effect of this change in accounting principle was a $459,000 reduction in the Company's deferred tax liability. This reduction primarily represented the impact of adjusting deferred taxes to reflect the current federal tax rate of 34% as opposed to the higher tax rates that were in effect when the deferred taxes originated. The effect of the change on net income for fiscal 1993, exclusive of the cumulative effect of the change as of May 1, 1992, was immaterial.

   NET INCOME (LOSS) PER SHARE

         Net income (loss) per share is computed by dividing net income (loss) by the average number of common shares outstanding, increased by common equivalent shares determined using the treasury stock method.

   STATEMENT OF CASH FLOWS

         Cash equivalents are considered to be short term, highly liquid investments with original maturities of three months or less.

         Supplemental disclosure of cash flows follows:

                                                                  Year Ended April 30,
                                                 -------------------------------------------------------
         (In thousands)                                 1995                  1994                 1993
         ----------------------------            -------------------------------------------------------
         Cash paid during the year for:
           Interest.........................           $1,429                $1,276               $1,488
           Income taxes.....................            2,423                 1,272                   15
                                                       ------                ------               ------
                                                       $3,852                $2,548               $1,503
                                                       ======                ======               ======

   Note 2 - Provision for Taulman Shutdown and Related Intangible Assets:

      During the fourth quarter of fiscal 1994, the Company adopted a plan to shutdown or reorganize the operations of Taulman. Substantially all of Taulman's operations are contained within its Turbitrol Instrumentation and Control division; these operations are in the process of being shut down. Taulman Composting Systems, an immaterial component of Taulman, was combined with the Company's Process division. The pre-tax loss provision for these actions recorded in fiscal 1994 includes the write-off of intangible assets totalling $2,908,000 associated with Taulman and the accrual of $5,987,000 to provide for anticipated losses during the shutdown period. Accordingly, the results of operations of Taulman during fiscal 1995 were excluded from the results of operations of the Company.

      Taulman is engaged in the environmental pollution control business, primarily through the design, manufacture and sale of process equipment and control systems used in water and wastewater treatment facilities. Revenues and expenses on its long- term contracts are recognized on the percentage-of - completion basis. Taulman has ceased bidding on new contracts, has terminated its sales force and is working to complete its current obligations on long-term contracts during the next two years. The provision for losses during the shutdown period reflects declining revenues and relatively high levels of general and administrative costs necessary to complete the shutdown of these operations.

      During fiscal 1995, activity within the reserve for anticipated losses during the shutdown period is summarized as follows:

                                              Year Ended
         (In thousands)                     April 30, 1995
         ---------------------------        --------------
         Balance, beginning of year               $5,987
         Operating loss of Taulman                (2,158)
         Adjustment to reserve                       678
                                                  ------
         Balance, end of year                     $4,507
                                                  ======

      The adjustment to the reserve represents an increase in the reserve resulting from a revised estimate of the anticipated losses during the shutdown period. There have been no changes to the plan for shutting down Taulman since the adoption of the plan in the fourth quarter of fiscal 1994.

      The Taulman shutdown represents the discontinuation of a product line. Therefore, Taulman's results of operations through the fourth quarter of fiscal 1994 have been included as components of continuing operations in the statement of operations for fiscal 1994 and fiscal 1993. Taulman's results of operations during fiscal 1995 and in future periods have been or will be charged against the reserve for anticipated losses during the shutdown period. Certain income, expense, asset and liability information with respect to Taulman for the three most recent fiscal years is as follows:

                                                    As of or for          As of or for         As of or for
                                                   the year ended        the year ended       the year ended
         (In thousands)                            April 30, 1995        April 30, 1994       April 30, 1995
         -------------------------------------    ----------------------------------------------------------
         Net sales............................         $11,252               $15,871              $24,739
         Cost of products sold................           9,791                14,465               18,583
         Selling, general and administrative
          expense.............................           3,445                 4,302                5,862
         Assets...............................           5,252                12,523               20,431
         Liabilities..........................           2,614                10,111               13,925

      Assets and liabilities at April 30, 1995, 1994 and 1993 consisted primarily of accounts receivable, inventory, accounts payable, accrued expenses and intercompany debt.

      Intangible assets written off as a part of the shutdown included a technology licensing agreement of $1,321,000, noncompete agreements of $1,155,000 and goodwill of $432,000. The technology licensing agreement was written off because the Company, in response to changing marketplace demands, elected to forego its exclusive North American rights to this waste composting technology during the fourth quarter of fiscal 1994. Recently developed methods for waste composting are much more economical and substantially reduced the demand for the Company's licensed technology. The noncompete agreements and goodwill were written off because their value will not be recovered as a result of the shutdown.

      Note 3 - Inventories:

            Inventories are summarized as follows:

                                                               April 30,
                                                     -------------------------------
         (In thousands)                                 1995                  1994
         -------------------------------------       -------------------------------
         Finished goods and products purchased
          for resale..........................         $16,137               $17,689
         Work-in-process......................           2,073                 2,667
         Raw materials and purchased
          components..........................             568                   170
                                                       -------               -------
                                                       $18,778               $20,526
                                                       =======               =======


    Note 4 - Notes Payable and Long-Term Debt:

      The Company's line of credit with Sun Bank, National Association
 ("SBNA") provided a $32,000,000 revolving term loan as well as an annual $3,000,000 overline facility as of April 30, 1995. The loan agreement required the Company to maintain specified working capital, equity and earnings ratios in addition to minimum levels of tangible net worth. The loan agreement effectively curtailed the payment of cash dividends by specifying certain minimum levels of tangible net worth. Furthermore, the agreement required the Company to obtain SBNA's approval prior to payment of any cash dividends. The Company's accounts receivable and inventory served as collateral under the agreement. The Company was not in compliance with the
 working capital requirement as of April 30, 1995.   On June 15, 1995, the
 Company and SBNA signed a commitment letter that extends the loan maturity through April 30, 1997, provides specific guidelines that the Company must meet to eliminate the security interest that SBNA has on the Company's accounts receivable and inventory, eliminates the working capital requirement with which the Company was not in compliance at April 30, 1995 and limits the amount that the Company may spend in connection with acquisitions to $2,500,000 per year during the term of the loan agreement without the prior consent of SBNA.

      As of April 30, 1995, the interest on balances outstanding under the SBNA revolving term note was payable at SBNA's prime commercial rate. The Company pays a commitment fee equal to one-fourth of one percent per annum on the average daily unused portion of the revolving term note. The June 15, 1995 commitment letter allows the Company the option to change between the then current prime rate or the then current LIBOR rate plus two percent for advances under the revolving term loan.

            Notes payable and long-term debt consist of:

                                                                                                April 30,
                                                                                       --------------------------
    (In thousands)                                                                       1995              1994
    -----------------------------------------------------------------------            --------------------------
    Revolving term loan due March 1996 with interest at prime; maturity was extended to April 30, 1997 by a signed commitment between SBNA and the Company dated June
    15, 1995 ...........................................                               $13,110           $17,790
    Promissory note with interest at prime with monthly installment payments through
    December 1996 secured by an airplane with a net book value approximating $442
    and $665 at April 30, 1995 and  1994, respectively.............................        242               373
    Capitalized lease with interest at 7.70% with monthly installment payments
    through April 1998............................................................          75                 0
    Capitalized lease with interest at 8.61% with monthly installment payments
    through December 1994.........................................................           0                83
    Capitalized lease with interest at 4.90% with monthly installment payments
    through February 1998.........................................................         248                 0
    Loans payable to insurance companies with interest at varying rates secured by cash surrender value of life insurance policies approximating $1,818 and $1,673
    at April 30, 1995 and 1994, respectively.......................................      1,361             1,395
                                                                                       -------           -------
                                                                                        15,036            19,641
    Amounts due within one year                                                            249               216
                                                                                       -------           -------
    Amounts due after one year                                                         $14,787           $19,425
                                                                                       =======           =======


     Annual maturities of long-term debt in each of the succeeding five years from April 30, 1995 are approximately $249; $13,323; $103; $0; and $0 respectively. Loans payable to insurance companies secured by cash surrender value in the amount of $1,361 do not have a stated maturity date.

   Note 5 - Pension Plan:

         The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest average compensation earned during any consecutive five-year period within the last ten years of employment, reduced by payments from Social Security. Pension cost is funded at amounts determined by management but not less than the minimum funding required by the Employee Retirement Income Security Act of 1974 (ERISA). At April 30, 1995, the assets of this Plan included cash equivalents and equity and fixed income mutual funds. Participants of certain acquired companies received service credit for vesting in the Plan upon date of acquisition or termination of any former benefit plans. The cost of these benefits will be amortized over 18 years, which is the average remaining service period of the participants.

         The Company also has a supplemental defined benefit pension plan (the Supplemental Plan) covering all Company officers. The Supplemental Plan provides for annual disability benefits in amounts of 50% - 80% of base pay at the time of the disabling injury, to be paid to participants who become permanently disabled. This benefit will terminate at age 65.
   Additionally, the Supplemental Plan provides for retirement benefits to participants representing approximately 50% - 80% of base pay at the date of retirement, reduced by payments from Social Security. These retirement benefits will be paid over the expected lifetime of the participant. The Company has not funded the Supplemental Plan. This plan is not subject to ERISA funding requirements. The Company intends to fund the Supplemental Plan as benefits are paid.

        Net periodic pension cost of these plans for fiscal 1995, 1994 and 1993 included the following components:

                            Year Ended April 30, 1995       Year Ended April 30, 1994        Year Ended April 30, 1993
                            -------------------------       ---------------------------      ----------------------------
                              Assets      Accumulated         Assets        Accumulated         Assets        Accumulated
                              Exceed        Benefits          Exceed          Benefits          Exceed          Benefits
                            Accumulated      Exceed         Accumulated        Exceed         Accumulated        Exceed
    (In thousands)            Benefits       Assets           Benefits         Assets           Benefits         Assets
    ------------------      --------------------------      ---------------------------      ----------------------------
    Service cost
     benefit earned
     during the
     period...........          $350           $ 40             $362             $ 37             $360             $ 41
    Interest cost on
     projected benefit
     obligation.......           613            112              623              114              635              111
    Actual return on
     plan assets......          (900)                           (809)                             (642)
    Net amortization
     and deferral.....            37             73               25               71               (3)              73
                                -----          -----            -----            -----            -----            -----
    Net periodic
     pension cost.....          $100           $225             $201             $222             $350             $225
                                =====          =====            =====            =====            =====            =====

     Assumptions used to determine net periodic pension cost for these plans for fiscal 1995, 1994 and 1993 were:

                                                                                            As of April 30,
                                                                                ------------------------------------
                                                                                    1995          1994         1993
                                                                                ------------------------------------
    Discount rates.........................................................          7.5%          7.5%         8.5%
    Rates of increase in compensation levels...............................          4.5%          4.5%         5.0%
    Expected long-term rate of return on assets............................          9.0%          9.0%         9.0%



     The following table sets forth these plans' funded status and amounts recognized on the Company's consolidated balance sheet at April 30, 1995 and April 30, 1994.

                                             April 30, 1995                      April 30, 1994
                                       ------------------------------   ---------------------------------
                                             Assets             Accumulated            Assets              Accumulated
                                             Exceed               Benefits             Exceed                Benefits
                                           Accumulated            Exceed             Accumulated             Exceed
    (In thousands)                           Benefits             Assets               Benefits              Assets
    ---------------------------------      --------------------------------       ------------------------------------
    Actuarial present value of
     benefit obligations:

      Accumulated benefit obligation
       Vested........................          $6,982                $1,602              $6,405                 $1,560
       Nonvested.....................             298                                       311
                                               ------               -------              ------                -------
                                               $7,280                $1,602              $6,716                 $1,560
                                               ======               =======              ======                =======
    Plan assets at fair value........          $9,180                                    $8,571
    Projected benefit obligation.....           9,007                $1,602               8,240                 $1,560
                                               ------               -------              ------                -------
    Projected benefit obligation less
     than (in excess of) plan assets.             173                (1,602)                331                 (1,560)
    Unrecognized prior service costs.            (149)                  367                (116)                   444
    Unrecognized net loss (gain).....             410                   (74)                409                    (49)
    Additional liability.............                                  (274)                                      (372)
    Unrecognized net asset at May 1,
     1995 being amortized over 19
     years and 15 years,
     respectively....................            (812)                  (19)               (902)                   (23)
                                               ------               -------              ------                -------
    Pension (liability) recognized in
     the balance sheet...............           ($378)              ($1,602)              ($278)               ($1,560)
                                               ======               =======              ======                =======



<PAGE                                  24



         Note 6 - Income Taxes:

      The components of the provision for income tax expense (benefit) are as follows:

                                                     Year Ended April 30,
                                    ---------------------------------------------------
                                       1995                  1994                  1993
                                    ---------------------------------------------------
         Current tax expense:
          Federal..............       $2,297                 $1,237               $498
          State................          492                    244                 94
         Deferred tax (benefit)
          Federal..............         (362)                (3,820)              (354)
          State................          (68)                  (716)               (42)
                                      ------                -------              -----
                                      $2,359                ($3,055)              $196
                                      ======                =======              =====

        Deferred tax liabilities (assets) recorded under FAS 109 are comprised of the following at April 30, 1995 and 1994 :

                                                                                  April 30,
                                                                   ----------------------------------
    (In thousands)                                                        1995                1994
    --------------------------------------------------------       ----------------------------------
    Deferred tax liabilities:
    Depreciation............................................            $   211               $   386
    Change in the method of inventory accounting for income
     tax purposes...........................................                393                   673
                                                                        -------               -------
     Gross deferred tax liabilities..........................               604                 1,059
                                                                        -------               -------
    Deferred tax assets:
     Pension................................................               (725)                 (610)
     Vacation...............................................               (365)                 (356)
     Other employee benefit plans...........................               (413)                 (146)
     Warranty reserves......................................               (177)                 (125)
     Inventory..............................................               (639)                 (570)
     Allowance for doubtful accounts........................               (431)                 (508)
     Noncompete agreements..................................               (187)                 (280)
     Shutdown reserve for Taulman...........................             (2,488)               (3,072)
     Other..................................................               (548)                 (331)
                                                                        -------               -------
      Gross deferred tax assets.............................             (5,973)               (5,998)
                                                                        -------               -------
                                                                        ($5,369)              ($4,939)
                                                                        =======               =======


        A reconciliation between the actual income tax expense (benefit) and the amount computed by applying the federal income tax rate (34.0%) in 1995, 1994 and in 1993 to pre- tax income from continuing operations follows:

                                                                                           Year Ended April 30,
                                                                                  -----------------------------------
    (In thousands)                                                                    1995         1994         1993
    -------------------------------------------------------------------           -----------------------------------
    Computed amount based on federal statutory rate.....................             $1,974       ($2,854)     $  132
    Increases (reductions) in taxes:
    State income taxes, net of federal income tax
    benefit.............................................................                232          (332)         16
    Tax on meals and entertainment expense disallowed...................                132            54          55
    Other...............................................................                 21            77          (7)
                                                                                     ------       -------      ------
    Provision (benefit).................................................             $2,359       ($3,055)     $  196
                                                                                     ======       =======      ======

   Note 7 - Stockholders' Equity:

        During the third quarter of fiscal 1995, the Board of Directors approved the Davis Water & Waste Industries, Inc. 1994 Employee Stock Option Plan (the " Employees Plan") and the Davis Water & Waste Industries, Inc. Directors Stock Option Plan (the "Directors Plan"). Both Plans are subject to approval by the stockholders of the Company at the 1995 Annual Meeting of Stockholders on September 8, 1995.

        Under the Employees Plan and the Directors Plan (the "Plans"), options to acquire up to 250,000 and 75,000 shares of the Company's common stock, respectively, may be granted to employees and outside directors of the Company, respectively, by a committee of the Board of Directors. No options may be granted after ten years from the date of approval of the Plans by the Board. Options granted under the Plans vest evenly over five years and are exercisable for a period not exceeding ten years after the date of grant at a price equal to the quoted market value of the common stock as of the date of grant. Optionees may exercise the options by paying cash, exchanging Company stock having a quoted market value equal to or less than the exercise price, by instructing the Company to retain shares of stock upon the exercise of the option with a quoted market value equal to the exercise price as payment, or exchanging property or services as may be acceptable to the committee of the Board. The options are not transferrable except to the optionee's beneficiaries. The Plans may be amended or terminated at the discretion of the Board. Compensation expense is accrued for the Plans for options as earned by the optionees as the difference between the quoted market price at the period end and the option price multiplied by the number of options. Accrued compensation expense is adjusted for the changes in the quoted market value of the stock from period to period. At April 30, 1995, total compensation expense accrued for the Plans aggregated approximately $74,000.

        Under the Employees Plan, the Board granted options to acquire 162,660 shares to certain Company officers at an option price of $7.75 per share, which was equal to the quoted market price for the shares of the Company's common stock at the date of grant. All such options were outstanding at April 30, 1995. No options were exercised, cancelled or expired during fiscal year 1995. At April 30, 1995, options for the purchase of 87,340 shares of common stock were available to be granted under the Employees Plan.

        Under the Directors Plan, options to acquire 32,000 shares of common stock were granted to the outside directors of the Company at an option price of $7.75 per share, which was equal to the quoted market price for the shares of the Company's common stock at the date of grant. All such options were outstanding at April 30, 1995. No options were exercised, cancelled or expired during fiscal 1995. At April 30, 1995, options for the purchase of 43,000 shares of common stock were available to be granted under the Directors Plan.

        During fiscal 1989, the stockholders of the Company approved a qualified employee stock purchase plan (the"1988 ESP Plan"). During fiscal 1992, the stockholders of the Company approved an amendment to the 1988 ESP Plan increasing the shares of common stock reserved for issuance under this plan from 80,000 to 160,000 shares. Under the terms of the 1988 ESP Plan, all regular full time employees and officers of the Company may purchase common stock of the Company quarterly at 85% of the lower of market value on the offering date or the termination date of the offering period. The 1988 ESP Plan will terminate at such time as all shares made available under the plan have been issued. During fiscal 1995, 1994, and 1993, 13,616, 24,225 and 28,485 shares, respectively, were issued under the plan, and at April 30, 1995, 24,497 shares of common stock were reserved and available for issuance.

        During August 1988, a Long-Term Incentive Plan (the "Incentive Plan") was approved by the Company's stockholders. The Board of Directors had previously approved the Incentive Plan whereby certain key officers (the participants) would become eligible to receive performance shares provided the Company achieves specified financial goals over four year periods.

   Performance shares represent rights to receive common stock or, at the election of the participant, a combination of cash and common stock. Under this plan, participants were granted 55,642 performance shares during fiscal 1993. During fiscal 1995, 349 shares of common stock were distributed and payments of $2,967 were made to participants under the
   1991-1994 Incentive Plan.   During fiscal 1994 and fiscal 1995, the Board
   of Directors determined not to approve a Long-Term Incentive Plan for key officers but instead proposed the adoption of a stock option plan for the key employees of the Company (as discussed above).

        The cost of the Incentive Plan is limited to twice the grant price at the grant date of the maximum number of performance shares issuable. The grant price is determined by the higher of the book value per share or the average of the closing price of the Company's common stock for a period prior to and following the public release of the preceding year's annual earnings. The grant price of the performance shares granted during fiscal 1993 was $8.30. The estimated costs of the Incentive Plan are charged to income over the applicable four year periods. During the fiscal years ended April 30, 1995, April 30, 1994 and April 30, 1993, no income or expense was recognized.

        The Company purchases shares of its common stock to be held as treasury stock until needed for issuance through the Company's employee stock plans and directors and employees stock option plans discussed above.

        On December 15, 1989, the Board of Directors of the Company adopted a Share Rights Plan and, in connection therewith, declared a dividend distri-bution of one Right for each outstanding share of the Company's common stock to stockholders of record at the close of business on January 8, 1990. The Company had 3,248,621 shares of its common stock outstanding at such date. The Share Rights Plan generally provides that 20 days following a public announcement that a person or a group of affiliated or associated persons have become owners of 10% or more of the Company's common stock (and have thus become an "Acquiring Person"), each Right will entitle the registered holder to purchase from the Company common stock at a purchase price per share equal to 20% of current market value. Any Rights beneficially owned by an Acquiring Person or any of the Acquiring Person's affiliates or associates are not exercisable. The number of shares that each holder of a Right will be entitled to receive upon exercise is equal to one share of common stock multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding on the date of the first public announcement that a person has become an Acquiring Person (the "Stock Acquisition Date") and the denominator of which is the number of Rights outstanding on the Stock Acquisition Date that are not beneficially owned by the Acquiring Person or its affiliates or associates. Until such time as the Rights become exercisable, (a) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (b) new common stock certificates issued after January 8, 1990 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

        On June 16, 1995, the Board of Directors approved a cash dividend of fourteen cents ($0.14) per share, totalling $454,000, to all stockholders of record at the close of business on June 26, 1995. This dividend was paid on July 3, 1995.

    Note 8 - Commitments and Contingent Liabilities:

        The Company leases certain warehouse facilities and equipment, principally trucking equipment, under operating leases. Certain leases provide for additional rental based on actual usage and many leases have renewal options. Under some leases the Company agrees to pay insurance costs and increases in property taxes. Total rent expense amounted to approximately $3,009,000 in 1995, $3,141,000 in 1994, and $3,458,000 in
   1993, of which $251,000, $250,000 and $254,000 was for truck rental based on mileage. The Company leases certain computer equipment and a front end loader under noncancelable capital lease agreements (see Note 4). The original capitalized cost of leases included in property and equipment was $318,000. As of April 30, 1995 the net book value of leased equipment totaled $304,808. Minimum lease and rental commitments under non-cancela-ble capital and operating leases in effect at April 30, 1995 are as follows:

           Year Ending
             April 30                                            Capital         Operating            Total
          (In thousands)                                          Leases           Leases          Commitments
    -------------------------------------------------------  -------------------------------------------------
          1996............................................          $123             $2,091           $2,214
          1997............................................           121              1,597            1,718
          1998............................................           104              1,127            1,231
          1999............................................                              834              834
          2000............................................                              313              313
       2001-2003..........................................                               53               53
                                                                    -----            ------           ------
    Total minimum lease payments..........................          $348             $6,015           $6,363
    Less-Amount representing interest.....................           (25)            ======           ======
                                                                    -----
    Present value of minimum lease payments...............          $323
                                                                    =====

      During fiscal 1993, the Company filed a claim against the former stockholders of Taulman. Through the claim, the Company, pursuant to certain indemnification provisions in the acquisition agreement, sought to be reimbursed for losses incurred in connection with certain long-term contracts in existence at the date of acquisition. The claim was resolved during the second quarter of fiscal 1993 when the Company received $1,100,000 in cash in full settlement of such claim. Approximately $605,000 of the settlement was applied to establish the necessary reserves for the long-term contracts. The remaining $495,000 was recorded as a reduction of cost of products sold during the second quarter of fiscal 1993 because the Company had previously recognized the cost to complete these long-term contracts in earlier reporting periods.

     The nature of the Company's business results in a certain amount of litigation. Accordingly, the Company is a party (as plaintiff and defendant) to a number of lawsuits incidental to its business, and in certain of such matters, claims have been asserted against the Company in substantial amounts. Management believes that the Company has meritorious defenses to these claims, and the Company, together with its insurance carriers, is vigorously defending these claims.

   Note 9 - Fair Value Of  Financial Instruments

   Cash, Cash Equivalents and Long-term Notes Receivable

      The carrying amount reflected in the consolidated balance sheet approximates the fair value of cash, cash equivalents and long-term notes receivable.

   Notes Payable and Long-term Debt

      Substantially all of the balance of notes payable and long-term debt is represented by a variable rate revolving term loan. Because this variable rate approximates a market rate of interest at year end, the carrying amount of notes payable and long-term debt approximates fair value.

   Note 10 - Quarterly Financial Data (unaudited)

    Summarized unaudited quarterly consolidated financial data is as follows:

   (In thousands,                                                         Net                Income              Dividends
    except per share            Net                Gross                Income               (Loss)                Paid
    amounts)                   Sales               Profit               (Loss)             Per Share             Per Share
    ----------------        ----------------------------------------------------------------------------------------------
         1995 Fiscal
         Quarter
          First               $ 50,914             $ 7,250              $  518                $0.16                $0.00
          Second                56,056               8,754               1,299                 0.40                 0.00
          Third                 52,730               7,868                 776                 0.23                 0.08
          Fourth                55,949               8,123                 855                 0.27                 0.00
                              --------             -------              ------                -----                -----
                              $215,649             $31,995              $3,448                $1.06                $0.08
                              ========             =======              ======                =====                =====

         1994 Fiscal
         Quarter
          First               $ 46,101             $ 7,435              $    71                $0.02               $0.00
          Second                51,212               7,650                   60                 0.02                0.00
          Third                 49,992               7,230                   87                 0.03                0.00
          Fourth                55,316               7,652               (5,558)               (1.71)               0.00
                              --------             -------              -------               ------               -----
                              $202,621             $29,967              ($5,340)              ($1.64)              $0.00
                              ========             =======              =======               ======               =====

     The net income for the fourth quarter of fiscal 1995 includes an additional provision of $678,000 for management's revised estimate of the Taulman shutdown reserve. The net loss for the fourth quarter of fiscal 1994 was a result of a $2,908,000 write-down in the investment in Taulman to its realizable value and the establishment of a $5,987,000 shutdown reserve for Taulman. See Note 2.

   BOARD OF
   DIRECTORS

   Joe E. Beverly
    Vice Chairman of the Board of Synovus
    Financial Corp. of Columbus, Georgia

   O. Larry Comer
    Senior Partner of Comer Associates, an
    investment partnership, and Chairman of the Board of Caravelle Boats, Inc., a boat manufacturer

   Robert P. Crozer
    Vice Chairman of the Board of Flowers  Industries,
    Inc., a diversified food products company

   H. Forbes Davis
    Retired executive officer of the Company

   Jasper C. Davis III
     Retired executive officer of the Company

   R. R. Davis
    Vice Chairman of the Board of the Company

   Thomas R. Pledger
    Chairman of the Board and Chief Executive Officer of Dycom
    Industries, Inc., a telecommunications and electrical services corporation

   R. Doyle White
    Chairman of the Board, President and Chief Executive Officer of the Company


   OFFICERS

   R. Doyle White
    Chairman of the Board, President and Chief Executive Officer of the Company

   Larry May
    Executive Vice President and Chief Operating Officer of the
    Company

   Robert H. Pless
    Vice President and General Manager - Davco Division

   Robert D. Tatum
     Vice President and General Manager - Process Division

   Stan White
    Secretary-Treasurer and Chief Financial Officer

   STOCKHOLDER INFORMATION

   Corporate Headquarters                  General Counsel
   Davis Water & Waste Industries, Inc.    Alexander & Vann
   1820 Metcalf Avenue                     218 East Jackson Street
   Thomasville, Georgia  31792             Thomasville, Georgia 31792
   (912) 226-5733

   Financial Public Relations              Independent Accountants
   Porter, LeVay & Rose, Inc.              Price Waterhouse LLP
   225 West 34th Street                    50 Hurt Plaza Suite 1700
   New York, New York  10001               Atlanta, Georgia  30303

   Stock Prices and Cash Dividends         Special Counsel
   The Company's Common Stock is listed    Long, Aldridge & Norman
   on the New York Stock Exchange under    One Peachtree Center,
   the symbol "DWW."  The table below      Suite 5300
   sets forth the high and low closing     303 Peachtree Street
   sales prices of the Common Stock and    Atlanta, Georgia  30308
   the cash dividends paid per share
   for each quarter during fiscal 1995
   and fiscal 1994.

                                            1995                                               1994
                         ----------------------------------------          -----------------------------------------
                                                        Dividends                                          Dividends
                                                        paid per                                           paid per
                            High            Low           share                High            Low           share
    ---------------      ----------------------------------------          ------------------------------------------
    First Quarter         $ 8.875          $7.500            .00             $7.125           $5.875            .00
    Second Quarter          9.250           7.875            .00              7.000            5.750            .00
    Third Quarter          10.000           7.625            .08              8.000            5.750            .00
    Fourth Quarter         10.000           8.500            .00              8.625            6.750            .00

      As of July 21, 1995, there were approximately 690 record holders of the Company's Common Stock. The total amount of dividends paid by the Company during each of the past ten fiscal years is set forth in Selected Consolidated Financial Data on page 6 and 7 of this report. Restrictions on the amount of dividends the Company may pay are described in Note 4 of Notes to Consolidated Financial Statements. Dividends are disbursed by Wachovia Bank of North Carolina, P.O. Box 3001, Winston-Salem, North Carolina 27102.

  Transfer Agent and Registrar
  Wachovia Bank of North Carolina
  Winston-Salem, North Carolina  27102
  (800) 633-4236

  Changes of address, questions regarding lost certificates, requests for changes in registration and other general correspondence concerning stockholders' accounts should be directed to the Transfer Agent.

  Annual Meeting
  The 1995 Annual Meeting of Stockholders of Davis Water & Waste Industries, Inc. will be held on Friday, September 8, 1995 at the Garden Center located at 1002 South Broad Street, Thomasville, Georgia 31792 at 11:00 A.M. Proxy materials and a notice of the meeting addressed to stockholders of record on July 21, 1995 are included in the mailing of this report. Stockholders are cordially invited to attend.

  Form 10-K
  A copy of the Company's Annual Report on Form 10-K for fiscal 1995 (without exhibits), as filed with the Securities and Exchange Commission, will be sent without charge to any stockholder who submits a written request to:

        Mr. Stan White
        Secretary-Treasurer
        Davis Water & Waste Industries, Inc.
        1820 Metcalf Avenue
        Thomasville, Georgia  31792

      DAVIS WATER & WASTE INDUSTRIES, Inc.

      List of Locations


      DAVIS METER & SUPPLY                     DAVIS PROCESS
       Sales Office/Service Center             Sales Office/Warehouse
        Cape Coral, FL                         Laguna Nigel, CA
        Jacksonville, FL                       Wilmington, DE
        Ocala, FL                              Tallevast, FL
        Orlando, FL                            Canton, GA
        Pensacola, FL                          Granite City, IL
        Tallahassee, FL                        Florence, SC
        Tampa, FL                              Seguin, TX
        West Palm Beach, FL
        Kennesaw, GA                           DAVCO
        Savannah, GA                           Sales Office/Manufacturing
        Asheville, NC                          Thomasville, GA
        Charlotte, NC
        Raleigh, NC                            EMU-SUBMERSIBLE PUMPS
        Knoxville, TN                          Sales Office/Warehouse
        Nashville, TN                          Thomasville, GA

      TAYLOR-JETT COMPANY
        Sales Office/Service Center
        South El Monte, CA

      WATERWORKS EQUIPMENT COMPANY
        Sales Office/Service Center
        Bullhead City, AZ
        Las Vegas, NV
        Ogden, UT

      McALLEN PIPE & SUPPLY COMPANY
        Sales Office/Service Center
        Corpus Christi, TX
        Laredo, TX
        McAllen, TX
        San Antonio, TX

      ABOUT THE LOGO ...

  The Davis Water & Waste Industries, Inc. logo is the Theta sign. This Greek letter is identified as the universal symbol for ecology and has been adopted to signify our goal to meet the growing demand for clean water.